May 22, 2025

Philip Lister
Executive Vice President, Chief Financial Officer and Manager
Huntsman Corporation
10003 Woodloch Forest Drive
The Woodlands, Texas 77380

        Re: Huntsman Corporation
            Huntsman International LLC
            Form 10-K for the Fiscal Year Ended December 31, 2024
            Filed February 18, 2024
            File No. 001-32427
            File No. 333-85141
Dear Philip Lister:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services